Filed by Sanofi-Synthelabo
                                  Pursuant to Rule 135 and Rule 425(b) under the
                                           United States Securities Act of 1933,
                as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
                       United States Securities Exchange Act of 1934, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                          Date: February 6, 2004


         ON FEBRUARY 6, 2004, THE FOLLOWING ADVERTISEMENTS WERE PUBLISHED ON BEHALF OF SANOFI-SYNTHELABO IN THE WALL STREET JOURNAL EUROPEAN EDITION AND THE INTERNATIONAL HERALD TRIBUNE EUROPEAN EDITION.
                                     * * * *

                            WE REFUSE TO ACCEPT THAT
                           WE CANNOT DEVELOP MEDICINES
                     FOR TOMORROW JUST BECAUSE OF OUR SIZE.


                      [Image of young girl looking upward]


Out of every 100,000 molecules screened only one becomes a new drug. Research is a major investment: it takes an average of 12 years and 800 million euros to obtain a medicine. That is why teaming up with Aventis will help us deliver more effective solutions to meet patients' needs. Together, we will harness our complementary skills to create a leading pharmaceutical group (No.1 in Europe and No.3 worldwide) committed to improving healthcare and capable of driving strong, sustainable and profitable growth.


               SANOFI-SYNTHELABO'S OFFER TO AVENTIS'S SHAREHOLDERS
                             BECAUSE HEALTH MATTERS

This advertisement does not constitute an offer to sell, or an offer to purchase, any securities


                                                      www.sanofi-synthelabo.com

                                     * * * *

                            WE REFUSE TO ACCEPT THAT
                         SCIENTISTS CANNOT WORK TOGETHER
                           TO SPEED UP THEIR RESEARCH.


              [Close-up image of old man leaning on walking stick]


In an essential field such as healthcare, we must do everything possible to move faster. The coming together of Sanofi-Synthelabo and Aventis means thousands of scientists throughout the world working towards a common goal and combatting diseases more effectively. Our project will harness our complementary skills to create a leading pharmaceutical group (No.1 in Europe and No.3 worldwide) committed to improving healthcare and capable of driving strong, sustainable and profitable growth.


               SANOFI-SYNTHELABO'S OFFER TO AVENTIS'S SHAREHOLDERS
                             BECAUSE HEALTH MATTERS


This advertisement does not constitute an offer to sell, or an offer to purchase, any securities


                                                       www.sanofi-synthelabo.com